Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 15, 2014

VIA FEDERAL EXPRESS AND EDGAR

Susan Block, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quartet Holdco Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 24, 2014

File No. 333-195910

Quartet Merger Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed June 25, 2014

File No. 001-36139

Dear Ms. Block:

On behalf of Quartet Holdco Ltd. (“Holdco”), we respond as follows to the Staff’s comment letter, dated July 9, 2014, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Ryan Adams.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdco’s response to each comment immediately thereafter.

Securities and Exchange Commission Page 2 July 15, 2014

Summary of the Proxy Statement/Prospectus, page 11

Pangaea, page 12

1.	We note your response to our prior comment 9 and reissue in part. Please clarify what is meant by the term “premium routes.”

We have revised the disclosure on pages 12, 68, 124 and 179 of the Registration Statement to remove the reference to “other premium routes” as requested.

The Merger Proposal, page 13

2.	We note your responses to our prior comments 11 and 13. In an appropriate place in the summary, please provide the percentage ownership in the post-merger company of the various parties, including the public shareholders, the original insiders of Quarter Merger Corp., and Pangaea securityholders. Please also expand the disclosure to illustrate the potential ownership percentages under the contingent payment schedule in Holdco Shares to existing Pangaea securityholders, as discussed under “The Merger Proposal,” at page 13.

We respectfully direct the Staff to page 14 of the Registration Statement which previously included the requested information with respect to the securityholders of Pangaea and the securityholders of Quartet as a whole. In response to this comment, we have revised such disclosure to separate the ownership percentages of the Quartet public stockholders and Quartet insiders as requested.

The Merger Proposal, page 60

Quartet’s Board of Directors’ and Special Advisor’s Reasons for Approval, page 66

Comparable Company Analysis, page 71

3.	We note your response to our prior comment 39 and reissue. Please revise to disclose in greater detail the criteria used to select the comparable companies. Please also explain the discrepancies between the comparable companies lists on page 71 and 78, and between the prospectus and the supplemental materials submitted to us. In this regard, we note that Diana Shipping Inc. is listed as a comparable company on page 71 but did not appear in the supplemental materials from Pangaea to the Quartet board.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 72 of the Registration Statement to provide greater detail regarding the criteria used to select the comparable companies as requested. We have also revised the list of companies included on page 73 of the Registration Statement so that the table is consistent with the supplemental materials provided. With regard to Diana Shipping, as discussed with the Staff, the supplemental materials provided to the Quartet board did include Diana Shipping and therefore we have continued to include it in the list.

Securities and Exchange Commission Page 3 July 15, 2014

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 79 of the Registration Statement to further explain the discrepancies between the two lists.

Opinion of Financial Advisor to the Board of Directors of Quartet, page 74

4.	We note your response to our prior comment 42 and reissue. Because “certain financial projections” were disclosed to Quartet and Cassel Salpeter, and were used in determining the fairness of the transaction, please revise your registration statement to include those financial projections.

We have revised the disclosure on pages 71 and 72 of the Registration Statement as requested. As previously discussed with the Staff, we have disclosed certain of the projections that Pangaea disclosed to Quartet, who in turn provided them to Cassel Salpeter, for the limited purpose of preparing its fairness opinion to be delivered to the Quartet board of directors.

Business of Pangaea, page 122

Pangaea’s Competitive Strengths, page 123

5.	We note your response to our prior comment 53 and reissue in part. Please identify any customers that represent 10% or more of your business. Refer to Item 101(c)(vii) of Regulation S-K.

We respectfully advise the Staff that Pangaea does not presently have any customers that represent 10% or more of its business. As such, we have not revised our disclosure on page 123 of the Registration Statement in response to this comment.

Tax Considerations, page 169

6.	We note your response to our prior comment 44 and reissue. Please have counsel provide a tax opinion regarding your status as a passive foreign investment company.

We have revised the disclosure on page 175 of the Registration Statement as requested.

7.	Similarly, we note that there are numerous conclusions in this section regarding what appear to be material tax concerns. Only qualified tax counsel is permitted to make legal conclusions. Please revise to state all such beliefs as the opinion of counsel. For example, we note your disclosure on page 170 that you “believe [you] will satisfy the trading frequency and trading volume tests,” and your statement on page 171 that you “expect that [you] and each of [y]our subsidiaries qualify for this statutory tax exemption and [you] will take this position for United States federal income tax return reporting purposes.”.

Securities and Exchange Commission Page 4 July 15, 2014

We have revised the disclosure in the “Tax Considerations” section as requested. We further respectfully note that the introduction to the section titled “United States Federal Income Tax Considerations” indicates that the material United States federal income tax considerations set forth therein are the opinions of Graubard Miller, Holdco’s United States counsel.

Description of Holdco Securities, page 217

8.	We note your response to our prior comment 65 and reissue. Please either identify and file the “relevant provisions of Bermuda law” that you refer to, or remove this statement.

We have revised the disclosure on page 219 of the Registration Statement to remove the above-referenced statement as requested.

Item 22. Undertakings, page II-3

9.	Please revise to provide the appropriate undertaking pursuant to Item 512(a)(5) of Regulation S-K.

We have revised the disclosure on page II-3 of the Registration Statement to provide the appropriate undertaking pursuant to Item 512(a)(5) of Regulation S-K as requested.

Preliminary Proxy Statement on Schedule 14A

10.	We note your response to our prior comment 72. Please confirm you will continue to make conforming changes to the proxy statement, based on any comments we may have on the Form S-4 throughout the review process.

We confirm that we will continue to make conforming changes to the proxy statement based on any comments the Staff may have on the Registration Statement throughout the review process.

* * * * *

Securities and Exchange Commission Page 5 July 15, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

Enclosures

cc: Mr. Eric S. Rosenfeld